UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64951 / July 25, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14423

In the Matter of
 	
Samaritan Pharmaceuticals, Inc.,
Seaena, Inc.,
Seirios International, Inc. (f/k/a
    Exactly Sportswear, Inc.),
Sento Corp.,
Shoe Pavilion, Inc.,
Silver Eagle Resources Ltd. (n/k/a
    Mercator Minerals Ltd.),
Simex Technologies, Inc. (n/k/a
    CT Holdings, Inc.), and
Sola Resource Corp. (n/k/a
    Cancana Resources Corp.),
 	
    Respondents.
	ORDER MAKING FINDINGS AND
	REVOKING REGISTRATION OF
	SECURITIES PURSUANT TO SECTION 12(j)
	OF THE SECURITIES
	EXCHANGE ACT OF 1934 AS TO SOLA
	RESOURCE CORP. (n/k/a CANCANA
	RESOURCES CORP.)

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Sola Resource Corp. (n/k/a Cancana Resources Corp.) ("Cancana Resources" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Sola Resource Corp. (n/k/a Cancana Resources Corp.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Cancana Resources (CIK No. 1018591) is a British Columbia corporation located in Calgary, Alberta, Canada. At all times relevant to this proceeding, the securities of Cancana Resources have been registered under Exchange Act Section 12(g). As of June 3, 2011, the company's stock (symbol "SORSF") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   Cancana Resources has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended January 31, 2003.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

---

[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary